03013163

SECURI[illegible] [illegible]MISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PULSE TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 LIBERTY SQUARE, 4TH FLOOR
(No. and Street)

BOSTON (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MARK ENRIQUEZ 617-316-5610
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY, (City) (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN MARK ENRIQUEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PULSE TRADING, INC., as of DECEMBER 31, 20 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public exp: 5 Aug 05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PULSE TRADING, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

STEPHEN J. SUSSMAN
Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Pulse Trading, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Pulse Trading, Inc. (the Company) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pulse Trading, Inc. as of December 31, 2002, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2003

PULSE TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 2,229,520
Receivable from broker-dealers and clearing organizations	1,581,712
Prepaid expenses	45,734
Not readily marketable securities, at estimated fair value	48,806
Deposits with clearing organizations	198,545
Other deposits	107,760
Furniture, equipment and software, at cost, less accumulated depreciation and amortization of $52,106	342,963
Total assets	$ 4,555,040

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 640,105
Pension payable	377,156
Capital lease obligation	1,010
Income taxes payable, including deferred taxes of $284,000	919,847
	-
Total liabilities	1,938,118
Stockholders' equity	
Common stock, $.01 par value; authorized 200,000 shares, 12,750 issued and oustanding	127
Additional paid-in capital	517,972
Retained earnings	2,258,823
Less treasury stock, at cost	(160,000)
Total stockholders' equity	2,616,922
Total liabilities and stockholder's equity	$ 4,555,040

The accompanying notes are an integral part of these financial statements.

PULSE TRADING, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$ 13,922,470
Net investment gains (losses)	(46,410)
Interest income	35,470
Total income	13,911,530
Expenses:	
Employee compensation and benefits	5,318,492
Floor brokerage, exchange, and clearance fees	2,719,884
Communications and data processing	328,919
Interest	851
Occupancy	312,565
Taxes, other than income taxes	219,748
Other expenses	2,192,835
Total expenses	11,093,294
Income before income taxes	2,818,236
Provision for income taxes	(847,334)
Net income	$ 1,970,902

The accompanying notes are an integral part of these financial statements.

PULSE TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2002	$ 120	$ 442,979	$ 399,370	$ -	$ 842,469
Net income			1,970,902		1,970,902
Dividends paid			(111,449)		(111,449)
Purchase of treasury stock				(160,000)	(160,000)
Issuance of common stock	7	74,993			75,000
Balance at December 31, 2002	$ 127	$ 517,972	$ 2,258,823	$ (160,000)	$ 2,616,922

The accompanying notes are an integral part of these financial statements.

PULSE TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$1,970,902
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	39,465
Deferred taxes	34,000
(Increase) decrease in operating assets:	
Increase in deposits with clearing organizations	(44,364)
Increase in receivable from broker-dealers	(894,873)
Increase in deposits	(63,959)
Increase in prepaid expenses	(41,673)
Decrease in income taxes receivable	31,105
Decrease in not readily marketable securities, net	46,410
(Decrease) increase in operating liabilities:	
Increase in accounts payable, accrued expenses	470,574
Increase in pension payable	241,856
Decrease in members' distribution payable	(300,000)
Increase in income taxes payable	483,458
Net cash provided by operating activities	1,972,901
Cash flows from investing activities:	
Acquisition of furniture, equipment, and software	(249,070)
Cash flows from financing activities:	
Proceeds from issuance of common stock	75,000
Principal payments on capital lease	(1,795)
Acquisition of treasury stock	(160,000)
Dividends paid	(111,449)
Net cash provided by financing activities	(198,244)
Net increase in cash	1,525,587
Cash at beginning of the year	703,933
Cash at end of the year	$2,229,520

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 851
Income tax payments	$ 292,662

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

PULSE TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was formed as a Limited Liability Company in Massachusetts on January 15, 2000. It serves as an institutional broker/dealer to buy and sell equities, debt, and financial instruments.

Revenue And Expenses
Commission revenue and related expenses are recognized on the accrual basis using the settlement date method.

Fixed Assets
Property, equipment and software are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The cost of maintenance and repairs are charged to expense as incurred. For the fiscal year ended December 31, 2002, depreciation expense was $39,465.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation
The Company uses the intrinsic-value method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock options granted to employees. Therefore, compensation expense related to employee stock options is recorded only if, on the date of grant, the fair value of underlying equity exceeds the purchase price of the option exercise price.

NOTE 2- NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) regulations and operating guidelines, that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $2,071,659 at December 31, 2002, which exceeded required net capital of $107,667 by $1,963,922. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 78.0%.

PULSE TRADING, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2002

NOTE 3- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counter parties. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $1,846,750 at December 31, 2002.

NOTE 4- INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement 109, Accounting for Income Taxes, are as follows.

	Current	Deferred	Total
Federal	$ 628,968	$ 27,000	$ 655,968
State	184,366	7,000	191,366
	$ 813,334	$ 34,000	$ 847,334

There exist differences in timing of revenue and expense items between Generally Accepted Accounting Principles, the Internal Revenue Code, and the MA. Tax code. Deferred income taxes summarizes these differences at the balance sheet date.

NOTE 5- PROFIT SHARING PLAN

The Company has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is determined by Management and is limited to amounts allowed under provisions of the Internal Revenue Code. The accrued contributions to the plan were $377,156 for the year ended December 31, 2002.

PULSE TRADING, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2002

NOTE 6- COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company has various non-cancelable operating leases on facilities, automobile, and certain office equipment requiring annual payments as follows:

2003	$ 306,985
2004	312,196
2005	211,689
2006	115,080
Total	$ 945,950

Rent expense for the year ending December 31, 2002 was $261,243.

Capital Lease

The Company is a lessee under a capital lease of computer equipment expiring in May, 2003. The total cost and accumulated depreciation of computer equipment under capital lease was $5,024 and $1,256, respectively.

The future minimum lease payments under the capital lease are as follows at December 31, 2002:

Future minimum lease payments	$ 1,057
Less: amount representing interest	(47)
Present value of net minimum lease payments	$ 1,010

NOTE 7- TREASURY STOCK

On January 28, 2002, the Company purchased 2,000 shares of stock from some of its shareholders. The treasury stock was purchased for $160,000 and is carried at cost.

NOTE 8 – STOCK OPTION PLAN

The Company has adopted the 2002 Equity Incentive Option Plan (the "Plan"). The Plan provided for the issuance of incentive stock options and nonstatutory stock options to eligible employees and non-employees.

The following table presents the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2001	- 0 -	
Granted	1,200	$100.00
Exercised	- 0 -	
Forfeited	- 0 -	
Outstanding at December 31, 2002	1,200	

The following table sets forth information regarding options outstanding at December 31, 2002:

Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number Currently Exercisable	Weighted Average Exercise Price for Currently Exercisable Options
1,200	$100.00	9	1,200	$100.00

PULSE TRADING, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2002

PULSE TRADING, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

Total ownership equity from statement of financial condition	$ 2,616,922
Total nonallowable assets from statement of financial condition	545,263
Net capital before haircuts on securities positions	2,071,659
Haircuts on securities	-
Net capital	$ 2,071,659
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 1,615,002
Total aggregate indebtedness	$ 1,615,002
Percentage of aggregate indebtedness to net capital	78.0%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 107,667
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 107,667
Excess net capital	$ 1,963,992
Excess net capital at 1000%	$ 1,910,159

PULSE TRADING, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2002

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/02	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/02
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 3,485,472	$ (868,550)	$ 2,616,922
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	773,277	(228,014)	545,263
Haircuts on securities	48,806	(48,806)	-
Total deductions	822,083	(276,820)	545,263
Net capital	$ 2,663,389	$ (591,730)	$ 2,071,659

SCHEDULE II

PULSE TRADING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

Pulse Trading, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Pulse Trading, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pulse Trading, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2003